SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

LENDINGCLUB CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

52603A109

(CUSIP Number)

CANAAN VII L.P.

c/o CANAAN PARTNERS

285 RIVERSIDE AVENUE, SUITE 250

WESTPORT, CONNECTICUT 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52603A109	SCHEDULE 13D/A	Page 2 of 8 Pages

1.	Names of Reporting Persons. CANAAN VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 25,933,675
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,933,675
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,933,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 377,863,378 shares of the Issuer’s common stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 3, 2015.

CUSIP No. 52603A109	SCHEDULE 13D/A	Page 3 of 8 Pages

1.	Names of Reporting Persons. CANAAN PARTNERS VII LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 25,933,675
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,933,675
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,933,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 377,863,378 shares of the Issuer’s common stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 3, 2015.

CUSIP No. 52603A109	SCHEDULE 13D/A	Page 4 of 8 Pages

EXPLANATORY STATEMENT.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to shares of Common Stock of the Issuer and is being filed on behalf of the Reporting Persons. This Amendment No. 1 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on December 23, 2014 (the “Initial Schedule 13D”, together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 amends Item 5 to reflect certain changes to the aggregate amount of shares beneficially owned by the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of LendingClub Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 71 Stevenson Street, Suite 300, San Francisco, California 94105.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Canaan VII L.P., a Delaware limited partnership (the “Partnership”); and

(ii)	Canaan Partners VII LLC, a Delaware limited liability company (the “General Partner”) and the general partner of the Partnership.

The Partnership and the General Partner are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Canaan Partners, 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). The Partnership is a Delaware limited partnership. The General Partner is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 16, 2014, the Issuer completed its initial public offering of 58,000,000 shares of Common Stock of the Issuer, including 7,700,000 shares of Common Stock of the Issuer offered and sold by certain of its stockholders (the “Offering”). The closing of the Offering took place on December 16, 2014, and on such date the Partnership also exercised its warrant to acquire 469,484 shares of Common Stock of the Issuer (the “Shares”) at the exercise price of $0.2663 per share.

The Partnership used its own assets to acquire the Shares.

CUSIP No. 52603A109	SCHEDULE 13D/A	Page 5 of 8 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

Daniel Ciporin, an officer of the General Partner, serves as the representative for the Reporting Persons on the Issuer’s board of directors.

The Reporting Persons exercised its warrant to acquire the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold the Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in this Item 4 of Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a) and (b). As of November 12, 2015, the Partnership may be deemed to beneficially own 25,933,675 shares of Common Stock, representing approximately 6.9% of the Issuer’s common stock outstanding, which shares of Common Stock are held directly by the Partnership (the “Partnership Shares”). The Partnership has sole voting, investment and dispositive power with respect to the Partnership Shares.

As of November 12, 2015, the General Partner may be deemed to beneficially own 25,933,675 shares of Common Stock, representing approximately 6.9% of the Issuer’s common stock outstanding, which consists of the Partnership Shares. The General Partner has sole voting, investment and dispositive power, through its control of the Partnership, with respect to the Partnership Shares.

Item 5 (c). Except as set forth in the attached Annex I to this Schedule 13D, no Reporting Person has effected any transaction in shares of Common Stock in the last 60 days.

Item 5 (d). Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 5 (e). Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 52603A109	SCHEDULE 13D/A	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 2015

CANAAN VII L.P.

By: Canaan Partners VII LLC, its general partner

By:	/s/ Jaime Slocum
Name:	Jaime Slocum
Title:	Attorney-in-Fact

CANAAN PARTNERS VII LLC

By:	/s/ Jaime Slocum
Name:	Jaime Slocum
Title:	Attorney-in-Fact

CUSIP No. 52603A109	SCHEDULE 13D/A	Page 7 of 8 Pages

Annex I

Information With Respect to Transactions of Shares during the Past 60 Days

Date	Transaction	Shares	Price/Share ($)
6/17/2015	Distribution in kind(1)	15,216,837	$0
11/04/2015	Distribution in kind(2)	2,200,000	$0
11/10/2015	Distribution in kind(3)	2,300,000	$0

(1)	The Partnership, distributed, for no consideration, 15,216,837 shares of the Issuer’s Common Stock to its limited partners and to the General Partner, representing each such partner’s pro rata interest in the shares held by the Partnership. Simultaneously, the General Partner distributed, for no consideration, the shares it received from the distribution to its members in an amount equal to each such member’s pro rata interest in the shares.
(2)	The Partnership, distributed, for no consideration, 2,200,000 shares of the Issuer’s Common Stock to its limited partners and to the General Partner, representing each such partner’s pro rata interest in the shares held by the Partnership. Simultaneously, the General Partner distributed, for no consideration, the shares it received from the distribution to its members in an amount equal to each such member’s pro rata interest in the shares.
(3)	The Partnership, distributed, for no consideration, 2,300,000 shares of the Issuer’s Common Stock to its limited partners and to the General Partner, representing each such partner’s pro rata interest in the shares held by the Partnership. Simultaneously, the General Partner distributed, for no consideration, the shares it received from the distribution to its members in an amount equal to each such member’s pro rata interest in the shares.

CUSIP No. 52603A109	SCHEDULE 13D/A	Page 8 of 8 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of November 12, 2015.

CANAAN VII L.P.

By: Canaan Partners VII LLC, its general partner

By:	/s/ Jaime Slocum
Name:	Jaime Slocum
Title:	Attorney-in-Fact

CANAAN PARTNERS VII LLC

By:	/s/ Jaime Slocum
Name:	Jaime Slocum
Title:	Attorney-in-Fact